

compton

PETROLEUM CORPORATION

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON REPORTS YEAR-END 2009 RESULTS

CALGARY, February 26, 2010 – Compton Petroleum Corporation (TSX - CMT, NYSE - CMZ) reports its financial and operating results for the year ended December 31, 2009. The Corporation's 2009 reserves evaluation results are provided on a separate release, disseminated to the market today.

The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's audited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com.

2009 in Review

Summary of Results:

- Cash flow was $45.4 million or $0.29 per diluted share
- Operating loss was $61.0 million, largely due to depletion and depreciation
- Average production was 20,922 boe/d
- Capital expenditures were $68.3 million, before acquisitions and divestitures

Achievements:

- Strengthened capital structure by reducing total bank debt and senior term notes by 31% to $568.9 million
- Completed an equity offering for gross proceeds of $172.5 million
- Sold a 3.75% overriding royalty for proceeds of $71.3 million; an additional 0.50% closed subsequent to year-end for additional proceeds of $9.5 million
- Sold non-core assets and interests in previously existing overriding royalties for gross proceeds of $8.0 million and $7.0 million, respectively

- Reduced internal cost structures:
  - Gross administrative expenses decreased by 13% or $5.6 million
  - Operating expenses decreased by 24% or $28.0 million
- Successfully employed horizontal drilling and multi-stage fracture completions in the Niton area during the year with drilling cost reductions of 15% to 20%
- Achieved a 100% success rate on the 20 wells drilled or participated in during the year

Financial Review

(000s, except per share amounts)	Three Months Ended Dec 31 2009	2008	% Change	Year Ended Dec 31 2009	2008	% Change
Total revenue[(1)]	$ 57,595	$ 104,771	(45%)	$ 227,876	$ 610,298	(63%)
Cash flow [(1) (2)]	$ 6,513	$ 29,595	(78%)	$ 45,439	$ 255,881	(82%)
Per share - basic [(1) (2)]	$ 0.03	$ 0.23	(87%)	$ 0.29	$ 1.98	(85%)
- diluted [(1) (2)]	$ 0.03	$ 0.23	(87%)	$ 0.29	$ 1.94	(85%)
Operating earnings (loss) [(1) (2)]	$ (23,425)	$ (7,600)	(208%)	$ (61,038)	$ 70,949	(186%)
Net loss	$ (23,800)	$ (95,943)	(75%)	$ (8,330)	$ (43,003)	(81%)
Per share - basic	$ (0.09)	$ (0.74)	(88%)	$ (0.05)	$ (0.33)	(85%)
- diluted	$ (0.09)	$ (0.74)	(88%)	$ (0.05)	$ (0.33)	(85%)
Capital expenditures before acquisitions and divestments	$ 26,974	$ 54,063	(50%)	$ 68,303	$ 324,549	(79%)
Total bank debt & senior notes				$ 568,924	$ 829,321	(31%)
Shareholders equity				$ 992,237	$ 834,690	19%
Shares outstanding				263,573	125,760	110%

(1)   Prior periods have been revised to conform to current period presentation

(2)   Cash flow and operating earnings are non-GAAP measures and are addressed in detail in the MD&A

Revenue, cash flow and operating earnings decreased in 2009 compared to 2008 due to lower realized natural gas and liquids prices and reduced production volumes.

Operating earnings decreased by 186% from $70.9 million in 2008 to a loss of $61.0 million in 2009 primarily due to lower commodity prices and production, which was partially mitigated by improvements in the cost structure. Operating earnings is a non-GAAP measure that adjusts net earnings by non-operating items that, in management's opinion, reduce the comparability of our underlying financial performance between periods. These non-operating items are largely non-cash in nature or one-time non-recurring items, and include those referred to above.

The decline in commodity prices throughout 2009 reduced internally generated cash flow available to invest in drilling activities. As a result, capital spending, before acquisitions, divestitures and corporate expenses, decreased by 79% in 2009. Capital spending during the year was primarily directed towards the drilling of horizontal multi-stage fracture wells in Niton and the continued development at Plains Belly River. The Corporation drilled or participated in 20 wells in 2009 as compared to 256 in 2008.

Fourth Quarter

During the fourth quarter of 2009 revenue decreased 45% compared to the same period in 2008 due to declining commodity prices and a 22% decrease in production, which reflects the sale of non-core assets that closed at various times throughout the third quarter of 2008 and into 2009, as well as natural declines.

Although fourth quarter 2009 cash flow and operating earnings were unfavourably impacted by lower commodity prices and production volumes, the decrease was partially offset by reductions in operating, interest and administrative expenses.

Operations Review

	Three Months Ended Dec 31			Year Ended Dec 31		
	2009	2008	% Change	**2009**	2008	% Change
Average daily production						
Natural gas *(MMcf/d)*	**98**	**125**	**(22%)**	**106**	143	(26%)
Liquids *(bbls/d)*	**3,055**	**4,113**	**(26%)**	**3,335**	4,769	(30%)
Total *(boe/d)*	**19,351**	**24,868**	**(22%)**	**20,922**	28,658	(27%)
Realized prices						
Natural gas *($/mcf)*	$ **4.38**	$ 6.99	(37%)	$ **4.16**	$ 8.17	(49%)
Liquids *($/bbl)*	$ **57.10**	$ 60.60	(6%)	$ **49.80**	$ 98.68	(50%)
Total *($/boe)*	$ **31.16**	$ 45.79	(32%)	$ **28.90**	$ 57.26	(50%)
Field netback [1] *($/boe)*	$ **15.63**	$ 29.55	(47%)	$ **18.35**	$ 34.26	(46%)

(1)   Field netback is a non-GAAP measures and is addressed elsewhere in detail in the MD&A

As anticipated, overall production in 2009 fell 27% from the year prior. Natural gas volumes decreased 26%, while liquids production decreased 30% from 2008. The year-over-year decrease in volumes is primarily due to asset sales, natural declines and minimal new production additions due to lower capital expenditures in 2009.

In **Niton**, Compton achieved better than expected results on the wells drilled during 2009 due to its focus on internal cost reduction and improved drilling techniques. Initial production rates were higher than anticipated and well costs were 15% to 20% lower than previous horizontal wells drilled in the area. Overall, Compton drilled five wells during the year, and participated in another two non-operated wells. Since the beginning of 2010, Compton drilled and completed one Rock Creek horizontal well (100% working interest) and is currently drilling two Rock Creek horizontal wells. The initial 2010 drilling results are promising.

Compton participated in six successful wells in the Ghost Pine Unit, with interests ranging from 5.7% to 13.6%. Additional capital was allocated to facility optimization projects and maintenance work to improve operational and capital efficiencies.

During the fourth quarter, Compton completed a step-out well at Todd Creek in the *Foothills* area with a partner. The well is adjacent to the discovery well completed in 2008. Combined production from both wells is currently 5.7 MMcf/d.

Compton is in the process of finalizing a multi-year development plan. This plan will be integral to unlocking the potential in the Corporation's significant asset base.

Outlook

Compton will continue to take a prudent approach in its capital investment decisions by investing only where it can generate at least a 20% rate of return on investment, reducing its internal cost structure, improving capital efficiencies, managing its capital structure, and focusing its development strategy to optimize asset value. As a result, the Corporation expects to:

- take a flexible approach to its 2010 capital expenditure program that will be adjusted to respond to economic circumstances;

- continue to develop its multi-year development strategy;

- continue its emphasis on reducing operating and administrative costs;

- maintain a disciplined approach to natural gas price hedging to reduce cash flow volatility; and

- evaluate options to further de-lever the balance sheet, improve its capital structure and reduce overall financial risk in ways that support shareholder value.

Compton has budgeted its 2010 capital program for $70 to $80 million, which is expected to match cash flow. Just over one-half of this program is expected to be incurred in the first half of the year. Drilling activities will be concentrated in those areas that provide the highest economic return and in areas that will help identify additional development opportunities for the Corporation. Compton identified up to $120 million of near-term opportunities during its budget process, providing ample scope to increase the capital program should commodity prices exceed the Corporation's budgeted forecast prices. Management will monitor economic conditions as they develop during 2010 and adjust the capital program accordingly.

Compton's large asset base provides solid growth potential through a focused land position and positive impact from horizontal multi-stage fracture technology. Through its activities in 2010, Compton expects to demonstrate the underlying value and growth potential in its properties. The multi-year strategic plan is expected to deliver long-term value to its shareholders.

_____

Additional Information

Compton has filed its audited Consolidated Financial Statements for the year ended December 31, 2009 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the

Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

2009 Year-End Conference Call

Compton will host a conference call and web cast on Friday, February 26, 2010 at 8:00 a.m. MST (10:00 a.m. EST) to discuss the Corporation's 2009 financial and operating results. To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-888-231-8191 or 1-647-427-7450. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-800-642-1687 or 1-416-849-0833 and enter access code 58414465# until March 5, 2010.

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items, and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of December 31, 2009, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Gething/Rock Creek sands at Niton and Gilby in central Alberta, the Basal Quartz sands at High River in southern Alberta, and the shallower Plains Belly River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 85% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

- 30 -

For further information, contact:

Susan J. Soprovich   C.W. Leigh Cassidy
Director, Investor Relations   Vice President, Finance & CFO
Ph: (403) 668-6732   Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com